YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

We encourage you to take advantage of Internet or telephone voting.
Both are available 24 hours a day, 7 days a week.

Internet and telephone voting is available through 11:59 PM Eastern Time on May 12, 2010.

Alcon®

INTERNET
http://www.proxyvoting.com/acl
Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site.

OR

TELEPHONE
1-866-540-5760 (toll free)
1-201-680-6599 (toll)
Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.

To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

Your Internet or telephone vote authorizes Alcon, Inc. to vote your shares in the same manner as if you marked, signed and returned your proxy card.

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▼ FOLD AND DETACH HERE ▼

This Proxy Card is valid only when signed and dated.

Please mark your votes as indicated in this example ☒

Vote On Proposals	FOR	AGAINST	ABSTAIN
1. Approval of the 2009 Annual Report and Accounts of Alcon, Inc. and the 2009 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries	☐	☐	☐
2. Appropriation of Available Earnings and Proposed Dividend to Shareholders for the Financial Year 2009	☐	☐	☐
3. Discharge of the Members of the Board of Directors for the Financial Year 2009	☐	☐	☐
4. Election of KPMG AG, Zug, Auditors	☐	☐	☐
5. Election of OBT AG, Zürich, as Special Auditors	☐	☐	☐

Vote On Proposals	FOR	AGAINST	ABSTAIN
6. Amendments to the Articles of Association	☐	☐	☐
7. Election to the Board of Directors 7a. Werner Bauer	☐	☐	☐
7b. Francisco Castañer	☐	☐	☐
7c. Lodewijk J.R. de Vink	☐	☐	☐

IF YOU WILL ATTEND THE ANNUAL MEETING, PLEASE MARK THE APPROPRIATE BOX ON THE PROXY CARD, BUT DO NOT COMPLETE THE VOTING SECTIONS.

I Will Attend the Meeting ☐

Mark Here for Address Change or Comments **SEE REVERSE** ☐

Signature ____________________ Signature ____________________ Date ____________

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Admission Card

If you choose to attend the Alcon, Inc. Annual General Meeting in person, please mark the appropriate box on the Proxy Card and return it to Alcon, Inc. in the enclosed postage pre-paid envelope, arriving no later than 4:00 PM, Eastern Daylight Time, May 13, 2010. In addition, present the admission card at the control offices prior to the meeting. If you hold several admission cards, please present all of them for validation at the meeting.

If you appoint Alcon, Inc. or the independent representative as your proxy and if you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of the Board of Directors with regard to the items listed on the agenda. If new proposals (other than those on the agenda) are being put forth before the meeting, the Alcon, Inc. representative will vote in accordance with the position of the Board of Directors. If you appoint the independent representative as your proxy, the independent representative will abstain from voting regarding new proposals. **If you have appointed Alcon, Inc. or the independent representative as a proxy, you may not attend the meeting in person or send a proxy of your choice to the meeting.**

IF YOU APPOINT A THIRD PARTY AS YOUR PROXY, PLEASE SIGN AND DATE THE CARD ON THE REVERSE SIDE, BUT DO NOT COMPLETE THE VOTING SECTION.

You Must Separate This Admission Card Before Returning the Proxy Card in the Enclosed Envelope.

▼ FOLD AND DETACH HERE ▼

ALCON, INC.

PROXY

IMPORTANT NOTE: If you appoint Alcon, Inc., the independent representative or a third party as your proxy, please sign, date and return this Proxy Card in the enclosed postage pre-paid envelope. Proxies to Alcon, Inc. must arrive no later than May 13, 2010. Proxies for the independent representative must be sent to Alcon, Inc. or directly to the address mentioned below, arriving no later than May 13, 2010.

☐ The signatory appoints Alcon, Inc. as proxy to vote all shares the signatory is entitled to vote at the Annual General Meeting of Shareholders of Alcon, Inc. on May 20, 2010 on all matters properly presented at the meeting.

☐ The signatory appoints the independent representative, Ms. Andrea Hodel, Attorney-At-Law, Industriestrasse 13c, CH-6304 Zug, Switzerland, with full rights of substitution, to vote all shares the signatory is entitled to vote at the Annual General Meeting of Shareholders of Alcon, Inc. on May 20, 2010 on all matters properly presented at the meeting.

☐ The signatory appoints the following person as proxy to vote all shares the signatory is entitled to vote at the Annual General meeting of Shareholders of Alcon, Inc. on May 20, 2010 on all matters properly presented at the meeting.

______________________________ Full Name / Corporate Name

______________________________ Full Address

Address Change/Comments
(Mark the corresponding box on the reverse side)

BNY MELLON SHAREOWNER SERVICES
P.O. BOX 3531
SOUTH HACKENSACK, NJ 07606-9231

IMPORTANT NOTE: SHAREHOLDERS WHO HAVE SOLD THEIR SHARES BEFORE THE MEETING DATE ARE NOT ENTITLED TO VOTE OR PARTICIPATE IN THE MEETING.

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(Continued and to be marked, dated and signed, on the other side)